Metropolitan Life Insurance Company

200 Park Avenue, New York, New York 10166

CONTRACT ENDORSEMENT

Group Contract No.:

Contractholder:

Effective Date:    September 1, 2025

Metropolitan Life Insurance Company (“MetLife”), a stock company, issues this endorsement to add the disclosures shown below to the above referenced group contract:

“Employees who become insured for MetLife Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance under the Group Contract are eligible to receive discounts of up to 10% off the service provider’s standard price for certain funeral services including funeral, cremation and cemetery products and services provided by a third-party national network of funeral and funeral planning providers while such insurance remains in effect. Employees who become insured for MetLife Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance will also have access to funeral planning resources including funeral planning tools and concierge services provided by the same national network of providers. MetLife has arranged for these services and discounts to be provided to Employees and their spouses and children for no additional premium. MetLife is not responsible for providing or failing to provide these services nor is it liable for any negligence in the provision of such services by the third-party service provider.

In Washington, this non-insurance benefit does not constitute an insurance funded prearrangement contract, pursuant to RCW 18.39.255.

The discounts and planning services are not available in all jurisdictions and are subject to regulatory approval.”

This endorsement is to be attached to and made a part of the contract. This endorsement is subject to the terms and provisions of the contract.

/s/ Michel Khalaf

Michel Khalaf
President

GPEND16-01 l/gc